Exhibit 10.28

8 Technology Drive Westborough, MA 01581 phone +1.508.366.8833 fax +1.508.836.2677	bigbandnet.com

July 15, 2009	Revised
Mr. Sean Rooney
136 Riverbend Drive
Groton, MA 01450
Dear Sean,
     On behalf of BigBand Networks, Inc. (“BigBand” or “the Company”), I am pleased to offer you the position of Senior Vice President, Worldwide Sales reporting to David Heard, Chief Operating Officer. You will be an Executive Staff Member (E-Staff) based in Westborough, MA. Your total annual cash compensation target will be $400,000.00. The sales mix is 50/50 with a rate of $8,333.34 per pay period (at an annual base salary of $200,000.00 US dollars). Base salary will be paid in accordance with the customary payroll practices of the Company as established or modified from time to time. The Company pays salaries on a current cycle and a semi-monthly basis. The annual target incentive is $200,000.00 that includes specific MBO goals of $50,000.00 for 2009 only constructed by the COO. The incentive is subject to your achievement of specified goals as determined by mutual agreement with your direct manager. This agreement will be confirmed through a signed Sales Incentive Plan.
     You are eligible for the same benefits as other full-time employees of BigBand Networks, Inc. This offer is contingent upon satisfactory background check results.
     Subject to the approval by the Board of Directors, you will be recommended to receive an option to purchase 250,000 shares of Common Stock through the Company’s stock option plan, subject to stock splits, if any (“Initial Grant”). Should the recommendation meet with the Board’s approval, the option price for the Initial Grant will also be set by the Board during the same meeting. The Initial Grant will be subject to and governed by the terms and conditions of the Company’s stock option plan that includes a vesting schedule; and, by the stock option agreement executed between you and the Company. Upon approval of this recommendation by the Board of Directors, you will receive a copy of the stock option agreement and plan for your review.
     We expect that your position at BigBand Networks will occupy your full business time. We understand that you have no agreements that would restrict or prevent the performance of your duties for BigBand Networks. You will be required to sign, as a condition of your employment, the Nondisclosure and Developments Agreement attached hereto. You also are required by federal law to verify work authorization status to the Company pursuant to the Immigration and Reform and Control Act of 1986. This verification must occur by your third day of employment.

     This is not a contract of employment for a definite term of employment with the Company. As such, you or the Company for any or no reason, with or without prior notice or cause, can terminate your employment at any time. BigBand Networks has found that an “at-will” relationship is in the best interests of both the Company and its employees. The at-will nature of your employment relationship with the Company cannot be modified except through the execution of a written document signed by the President and CEO of the Company.
     If, at any time after the six-month anniversary of your start date, you are Terminated or Constructively Terminated (other than a termination for Misconduct) within six months following a Change in Control, you will be eligible to receive a severance benefit in an amount equal to twelve (12) months of your annual base salary and twelve (12) months of health benefits under COBRA. For all other terminations after the six-month anniversary of your start date (other than terminations for Misconduct), you will be eligible to receive a severance benefit in an amount equal to six (6) months of your annual base salary and six (6) months of health benefits under COBRA.
     In addition, in the event that (A) BigBand should experience a Change in Control and (B) following such Change in Control, you are terminated for a reason other than for Misconduct or you are Constructively Terminated within six (6) months of such Change of Control, you will receive accelerated vesting equal to the greater of (i) (12) months or (ii) fifty percent (50%) of the remaining unvested shares subject to the Initial Grant.
     For purposes of this agreement, “Misconduct” shall mean (i) the commission of any act of fraud, embezzlement or dishonesty by you, any unauthorized use or disclosure by you of confidential information or trade secrets of BigBand’s (or any parent subsidiary), any serious violation of BigBand policy or any other intentional misconduct by you adversely affecting the business or affairs of BigBand (or any parent or subsidiary) in a material manner. (ii) your continuing failure or refusal to render services to BigBand in accordance with the duties or requirements of your position with BigBand that remains uncured ten (10) days after written notice to you setting forth in reasonable detail the event on which such notice is based; (iii) your commission of any act or omission constituting gross negligence, gross and willful misconduct, dishonesty or breach of fiduciary duty to BigBand; or (iv) your breach of a material term of your Employment Agreement or Proprietary Information and Inventions Assignment Agreement with BigBand.
     For purposes of this Agreement, “Change in Control” is defined as (i) any merger or consolidation after which the voting securities of BigBand outstanding immediately prior thereto represent (either by remaining outstanding or by being converted into voting securities of the surviving or acquiring entity) less than 50% of the combined voting power of the voting securities of BigBand or such surviving or acquiring entity outstanding immediately after such event; (ii) any sale of all or substantially all of the assets, technology or capital stock of BigBand (other than in a spin-off or similar transaction); or (iii) any change in the share ownership of BigBand, whether by issuance or transfer of shares, as a result of which a person or group of persons that did not previously control BigBand acquires control of BigBand.

     For purposes of this Agreement, “Constructive Termination” is defined as any one or more of the following without your express written consent: (i) the relocation of the principal place of your employment to a location that is more than (50) miles from Westborough, MA; (ii) any failure by BigBand to pay , or any material reduction by BigBand of, your base salary of benefits (unless reductions comparable in amount and duration are concurrently made for all other employees of BigBand with responsibilities, organizational level and title comparable to yours); or (iii) the determination by BigBand that your services are no longer needed. Should a Constructive Termination occur, you must notify BigBand in writing of such Constructive Termination promptly. Your failure to (i) provide written notice to BigBand within sixty (60) days of the date of such Constructive Termination of the acts or omissions constituting grounds for a Constructive Termination or (ii) a reasonable period of not less than thirty (30) days following the date of such notice for BigBand to cure such act or omission shall constitute a waiver of such Constructive Termination.
Application of 409A
     Notwithstanding anything to the contrary in this Agreement, if you are a “specified employee” within the meaning of Section 409A of the Internal Revenue Code of 1986 (“Section 409A”) at the time of your termination (other than due to death), then the severance payable to you, if any, pursuant to this Agreement, when considered together with any other severance payments or separation benefits that are considered deferred compensation under Section 409A (together, the “Deferred Compensation Separation Benefits”) that are payable within the first six (6) months following your termination of employment shall become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of your separation from service. All subsequent Deferred Compensation Separation Benefits, if any, shall be payable in accordance with the payment schedule applicable to each payment or benefit.
     Notwithstanding anything herein to the contrary, if you die following your termination but prior to the six (6) month anniversary of the separation, then any payments delayed in accordance with this paragraph shall be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Compensation Separation Benefits shall be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute separate payments for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations. For purposes of this paragraph, any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations shall not constitute Deferred Compensation Separation Benefits, and any amount paid under this agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that do not exceed the Section 409A Limit shall not constitute Deferred Compensation Separation Benefits. For these purposes, “Section 409A Limit” shall mean the lesser of two (2) times: (i) your annualized compensation based upon the annual rate of pay paid to you during your taxable year preceding the taxable year of your termination of employment as determined under Treasury Regulation 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Executive’s employment is terminated. The provisions in this section are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder shall be subject to the additional tax imposed under Section 409A, and any ambiguities herein shall be interpreted to so comply. You and BigBand agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to you under Section 409A.
     To ensure the timely and economical resolution of disputes that arise in connection with your employment with BigBand, you and BigBand agree that any and all disputes, claims (including, but not limited to, any claims for compensation, benefits, stock or stock options, fraud or age, sex, race, disability or other discrimination or harassment), or causes of action arising from or relating to the enforcement, breach, performance or interpretation of this Agreement, your employment, or the termination of your employment, shall be resolved to the fullest extent permitted by law by final, binding and confidential arbitration, by a single arbitrator, in Suffolk County, Massachusetts, conducted in accordance with the rules of the American Arbitration Association. By agreeing to this arbitration procedure, both you and BigBand waive the rights to resolve any such dispute through a trial jury or judge or administrative proceeding. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such as would otherwise be permitted by law; and (b) issue a written arbitration decision, to include the arbitrator’s essential findings and conclusions and a statement of the award. The arbitrator shall be authorized to award any and or all remedies that you or BigBand would be entitled to seek in a court of law. BigBand shall pay all reasonable arbitration fees in excess of the amount of court fees that would be required if the dispute were decided in a court of law. Nothing in this agreement is intended to prevent either you or BigBand from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Notwithstanding the foregoing, you and BigBand each have the right to resolve any issues arising under your Employee Proprietary Information and Inventions Assignment Agreement by court action instead of arbitration.
     This agreement and the other agreements referred to above constitute the entire agreement between you and BigBand regarding the terms and conditions of your employment, and they supersede all prior negotiations, representations or agreements, whether oral or written, between you and BigBand. This agreement may only be modified by a document signed by you and the Chief Executive Officer at BigBand.
     Your start date will be July 20, 2009. I am emailing a copy of this letter for your convenience and will also send two originals of this offer letter to your home. Please sign one of the letters as your acceptance of this offer and fax to Steven Stowe at (508) 986-7073 (Human Resources Confidential Fax Line), or scan into a pdf file and email to steven.stowe@bigbandnet.com.
     You may then bring the signed original to Human Resources on your first day of work and keep the duplicate letter for your files. This employment offer will remain open for your consideration through Wednesday, July 15, 2009 at 5:00 p.m., at which time it will expire.

     Sean, I am pleased to have you join BigBand Networks and feel confident that you can make significant contributions going forward. On behalf of BigBand Networks, Inc., I am waiting to welcome you aboard.

Sincerely yours,
/s/ David Heard
David Heard
Chief Operating Officer

cc: H.R. Department
     I accept this offer of at-will employment with BigBand Networks, Inc. and I agree that this letter and the Nondisclosure and Developments Agreement sets forth the complete and sole understanding regarding the terms of my employment and supersedes any and all other agreements, negotiations, discussions, proposals, or understandings, whether oral or written, previously entered into, discussed or considered by the parties.
     I understand and agree that I have no contract of employment of definite term of employment with the Company, and that I or the Company for any reason, with or without prior notice or cause, can terminate my employment at any time. I further understand that this offer letter is not intended to be and does not constitute a contract or part of a contractual agreement for continued employment, either express or implied, between the Company and me, and that the at-will nature of my employment relationship with the Company cannot be modified except through the execution of a written document signed by the President and CEO of the Company.

/s/ Sean Rooney	7/16/09

Sean Rooney	Date